Exhibit (a)(28)

HGS – GSK Acquisition Stock FAQ for Employees – 23July2012

What is the structure of the acquisition transaction?

The acquisition will occur in a two-step process – a tender offer to acquire outstanding shares of HGS stock followed by a merger of HGS with a subsidiary of GSK. Consequently, there will be two “closings” – a tender offer closing and a merger closing – before the acquisition transaction is completed. These two closings may occur on the same day or there may be a period of time between them.

Stock You Already Own

1.	Can I sell HGS stock that I own now (e.g., shares issued to me on vesting of my restricted stock units (“RSUs”) or exercise of stock options, shares I acquired under the ESPP, shares in other investment accounts, etc)?

No. Employees are not authorized to sell any shares into the market at this time.

2.	Do I need to tender any shares that I own into the GSK offer?

Tendering is optional, although the Board of HGS has recommended that all HGS stockholders tender their shares. You will receive proceeds of $14.25 per share for the shares that you own if the acquisition is completed, whether or not you tender your shares. Note, though, that because tendering is not mandatory at this time, brokerage firms may impose a fee for this service.

3.	Do I need preclearance to tender my shares?

If you choose to tender your shares, all employees have been granted preclearance to do so.

4.	How do I tender my shares?

If you choose to tender your shares, you should contact your brokerage account manager. For Schwab accounts, the number to call is 1-800-435-4000.

Please note that ESPP shares and shares reflected as vested RSUs in your Schwab Equity Award Center account will need to be transferred to your Schwab retail account before tendering. Please contact Schwab at 1-800-654-2593 for assistance with transferring your shares from your Schwab Equity Award Center account for purposes of tendering.

5.	What will happen to HGS shares I hold in my Schwab Equity Award Center or other investment accounts? Do I need to take action to receive the $14.25 or will the stock be sold automatically?

Only shares that are validly tendered will be sold in the tender offer. If you do not choose to tender your shares, then upon the merger closing, all outstanding shares held in your Schwab Equity Award Center or other investment accounts will be automatically converted to cash at $14.25 per share. Examples of outstanding shares that you may have in your Schwab Equity Award Center or other investment accounts include shares you purchased under the ESPP, shares received to settle vested RSUs, shares you elected to hold when you exercised stock options, and shares you may have purchased outright. There will be no taxes withheld from these proceeds, so please plan accordingly for year end.

Please note that your Schwab Equity Award Center account does not yield interest on any cash balances, so it is in your best interest to move your funds out of this account once your shares have been converted to cash. Please contact Schwab if you need any assistance moving your money.

Your Stock Options and Unvested RSUs

6.	Can I do a cashless exercise of my vested HGS stock options now?

No. The trading window is closed currently and is expected to remain closed until the acquisition transaction is completed. You may exercise options if you do not sell shares on the market, but any such “cash exercise and hold” transaction must be completed by 4:00 p.m. (Eastern Time) this Wednesday, July 25th. For further information, you may contact the HGS Stock Plan Administration team by emailing stock@hgsi.com or calling x2759.

7.	How does the tender offer affect my unvested stock options and RSUs?

Upon the tender offer closing, each HGS stock option that is outstanding immediately prior to the tender offer closing but not then vested or exercisable will become vested in full. Likewise, upon the tender offer closing, each unvested RSU that is outstanding immediately prior to the tender offer closing will become vested in full. This vesting acceleration will occur automatically, if you remain employed by HGS through the closing of the tender offer.

8.	Must I remain an HGS employee until the tender offer closes to get the accelerated vesting on my stock options and RSUs?

Yes. Leaving prior to the tender offer closing will result in the forfeiture of all unvested options and unvested RSUs.

9.	What do I need to do with all of my options that are “in the money” and my RSUs?

You do not have to take any special steps. Distribution of proceeds for outstanding stock awards, including the stock options and RSUs on which vesting is accelerated, will occur automatically through payroll after the merger closing. At the merger closing (or, if at least 80% of outstanding shares are tendered, at the tender offer closing), all outstanding stock awards automatically convert to a right to receive cash. Holders of “in the money” options will receive through payroll the spread between the option exercise price and the $14.25 offer price for each outstanding option, and holders of outstanding RSUs will receive through payroll $14.25 for each share underlying an RSU (all subject to applicable withholding).

10.	What happens to my options that have a grant price at or above $14.25?

Stock options which were granted with an exercise price equal to or higher than $14.25 have no value and will be cancelled upon the merger closing in accordance with the terms of the HGS equity plans.

11.	Are the stock award proceeds taxable?

Yes. The proceeds that you receive upon the conversion of your stock awards to cash, including non-qualified stock options, incentive stock options (ISOs), and RSUs, will be subject to withholding for federal, state and local taxes, Social Security, and Medicare tax.

As always, each award recipient is urged to consult his or her tax advisor regarding his or her personal income tax consequences.

12.	May I change my tax withholding percentage?

No. Due to ADP system limitations, we are not able to change tax withholding percentages at this time. Federal income tax withholding will be at the supplemental wage rate (25% for almost all employees). Depending on your income tax bracket, you may be responsible for additional taxes related to your awards.

Information on making an estimated tax payment may be found in the instructions to Form 1040-ES, Estimated Tax for Individuals, accessible here: http://www.irs.gov/pub/irs-pdf/f1040es.pdf

Again, each award recipient is urged to consult his or her tax advisor regarding the tax consequences of the final payout from the HGS stock plan.

13.	How long will it take for me to receive my stock award proceeds following the acquisition transaction’s completion?

Based on current planning, you will receive your stock award proceeds shortly after the merger closing, projected to be within three business days after the merger closing date for US-based employees (employees based outside of the United States will receive their proceeds on the next regular payroll date after the merger closes). Unlike other stock plan transactions, the proceeds from options and RSUs will not run through Schwab. Rather, you will receive the funds through a special payroll run. Correspondence from Human Resources detailing how your final payout was calculated will follow as quickly as we are able to get it to you. Please retain that correspondence, as it will be helpful when filing your 2012 tax return.

Employee Stock Purchase Plan (ESPP)

14.	How does the transaction affect the ESPP purchase period that began July 1?

The final ESPP purchase period will end coincident with the date of the tender offer closing. The final payroll contribution period will be one for the end of pay period immediately prior to the tender offer closing.

15.	May I change my ESPP contribution levels before the tender offer closes?

No. The GSK merger agreement expressly prohibits participants from increasing their payroll deductions for the ESPP. Downward adjustments and withdrawals are also being disallowed at this time.

16.	How will the final ESPP purchase period be paid out?

Shares for the final ESPP purchase period will not be posted to your Schwab Equity Award Center account. You will receive proceeds through payroll of $14.25 per share for the number of shares that your accumulated payroll deductions would have purchased for the ESPP purchase period as of the tender offer closing. The special payroll will occur the week following the tender offer closing and, as soon as is practicable thereafter, participants will receive information detailing how the payout was calculated.

Other Questions

17.	Will Schwab allow me to keep my brokerage account open indefinitely?

Yes. As long as your Schwab account has money in it, it will remain open. As discussed above, interest will not be earned on any funds left sitting in your Schwab Equity Awards Account.

18.	What happens to the Section 10b5-1 plan that I had in place?

All outstanding Section 10b5-1 plans have been cancelled.

19.	I have received a disqualifying disposition survey in previous years, will I receive one for 2012?

Possibly. The company often requires additional information for some stock transactions and will contact affected individuals for this information as soon as is practicable following the close.

20.	Who can I contact if I have more questions?

You may contact the HGS Stock Plan Administration team by emailing stock@hgsi.com or calling x2759. Questions about your Schwab brokerage account may be addressed directly to a Schwab stock plan specialist at 1-800-654-2593.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock. The solicitation and offer to buy HGS common stock, commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., have been made pursuant to an offer to purchase and related materials, filed on Schedule TO with the U.S. Securities and Exchange Commission (SEC), as amended and as will be further amended from time to time. In response to the offer, HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC, as amended and as will be further amended from time to time. Investors and securityholders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and security holders may obtain free copies of these materials and other documents filed by GSK and HGS with the SEC at the website maintained by the SEC as www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com. HGS will also provide a copy of the solicitation/recommendation statement materials without charge on its website at www.hgsi.com, or HGS stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.